

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 15, 2020

Jeffrey Puritt
Chief Executive Officer
TELUS International (Cda) Inc.
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

> **Re: TELUS International (Cda) Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted December 1, 2020**
> **CIK No. 0001825155**

Dear Mr. Puritt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2020 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Industry and Market Data, page 63

1.   Disclosure states that the Everest Group Report is not intended to be, and must not be, taken as the basis for an investment decision and it may not be used or relied upon in evaluating the merits of any investment, or in taking or not taking any action. Please note that you are responsible for all of the disclosure in this registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Capitalization, page 66

2.   Please revise to exclude cash and cash equivalents from the calculation of the total capitalization line item. Similarly, remove such reference in footnote (3). Refer to Item 3.B of Form 20-F.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 74

3.   Please explain further adjustment 4(a) and specifically address why you are reversing $23 million of transaction expenses that were recorded in 2020 and including such expenses in 2019. Also, revise to disclose any items that will not recur in income beyond 12 months after the acquisition. Refer to Article 11-02(a)(11)(i) of Regulation S-X.

Telus International Financial Statements for the Nine Months Ended September 30, 2020
Note 16. Share Capital, page F-32

4.   We note your response to prior comment 19. Please explain further your reliance on a September 2019 valuation for the January 29, 2020 share issuances to related parties. Tell us whether you adjusted the September valuation to factor in any updated fourth quarter financial information or events within the company and the impact of the pending CCC acquisition. If you did not update the September valuation for your related-party issuances, please explain why. Also, tell us how you considered the valuation for the January 31, 2020 sale of Class E common stock in valuing the sale of shares to Telus Corp and Baring Private Equity. In this regard, you state that such shares were valued based on arm's length negotiations. Refer to IFRS 13.39.

Telus International (Cda) Inc. Financial Statements for the Year Ended December 31, 2019
Note 15. Provisions, page F-84

5.   We note that as a result of changes in the estimates underlying the provision for the written put option with Xavient, you recorded a $10 million reversal to such provision. Please tell us how you determined the amount of such reversal and revise your disclosures to include a discussion of the major assumptions made and methodologies used in accounting for the put options. In your response, please tell us how you considered any negotiations to settle the put option and the ultimate settlement in April 2020 in your analysis and clarify for us the timing of such discussions. Lastly, please explain your classification of the reserve reversals with total operating revenue in your consolidated statements of income and other comprehensive income and the specific guidance you relied upon.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lona Nallengara, Esq.